Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Nine Months Ended Sept. 30, 2017	Year Ended Dec. 31
		2016	2015	2014	2013	2012
Earnings, as defined:
Pretax income from operations	$91,441	$112,037	$118,874	$113,045	$95,877	$79,509
Add: Fixed charges	26,269	34,849	33,073	29,686	28,325	25,215
Total earnings, as defined	$117,710	$146,886	$151,947	$142,731	$124,202	$104,724
Fixed charges, as defined:
Interest charges	$25,985	$34,452	$32,731	$29,273	$27,797	$24,799
Interest component of leases	284	397	342	413	528	416
Total fixed charges, as defined	$26,269	$34,849	$33,073	$29,686	$28,325	$25,215
Ratio of earnings to fixed charges	4.5	4.2	4.6	4.8	4.4	4.2